Exhibit 99.6
January 25, 2007
The Board of Directors
Civitas BankGroup, Inc. 810
Crescent Centre Drive Suite
320 Franklin, Tennessee 37067
     Members of the Board:
     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Civitas BankGroup, Inc. (“Civitas”) of the terms and conditions of the proposed merger (the “Merger”) of Civitas into Greene County Bancshares, Inc. (“Greene County”), pursuant to the Agreement and Plan of Merger, dated as of January 25, 2007, between Civitas and Greene County (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock of Civitas, par value $0.50 per share (the “Common Stock”), will be converted into the right to receive, at the election of a Civitas shareholder, (a) 0.2674 shares of Greene County common stock, par value $2.00 per share (the “Per Share Stock Consideration”) or (b) cash in the amount of $10.25 (the “Per Share Cash Consideration”); in each case, subject to the formulas and certain adjustments as set forth in the Agreement.
     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Civitas and Greene County, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Civitas and Greene County for our own account and for the accounts of our customers. We have acted exclusively for the Board of Directors of Civitas in rendering this fairness opinion and will receive a fee from Civitas for our services.

     In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Civitas and Greene County and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of Civitas; (iii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2005, 2004 and 2003 of Greene County; (iv) certain interim reports to shareholders and Quarterly reports on Form 10-Q of Civitas and certain other communications from Civitas to its shareholders; (v) certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Greene County and certain other communications from Greene County to its shareholders; and (vi) other financial information concerning the businesses and operations of Civitas and Greene County furnished to us by Civitas and Greene County for purposes of our analysis. We have also held discussions with senior management of Civitas and Greene County regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Civitas and Greene County with similar information for certain other banking companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.
     In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the senior management of Civitas and Greene County as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent and Greene County’s consent, that the aggregate allowances for loan and lease losses for Civitas and Greene County are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Civitas or Greene County, nor have we examined any individual credit files.
     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Civitas and Greene County; (ii) the assets and liabilities of Civitas and Greene County; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof, and does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Civitas or any other business combination in which Civitas might engage.
     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the merger consideration in the Merger is fair, from a financial point of view, to holders of the Common Stock.
Very truly yours,

Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods
Three James Center • 1051 East Gary Street • Suite 1415 • Richmond, Virginia 23219
Telephone 804.643.4250 • Facsimile 804.643.4253